FIRST CITIZENS INVESTOR SERVICES, INC.

(A WHOLLY OWNED SUBSIDIARY OF FIRST-CITIZENS BANK & TRUST COMPANY)

Financial Statements and Supplemental Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)



Cherry Bekaert LLP

Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Citizens Investor Services, Inc.
Raleigh, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Citizens Investor Services, Inc. (the "Company") as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital and Net Capital Ratio under Rule 15c31, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as First Citizens Investor Services, Inc.'s auditor since 2022

Rockville, Maryland
March 14, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50696

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Citizens Investor Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
8540 Colonnade Center Dr
(No. and Street)

Raleigh	**NC**	**27615**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ben Wagland	**919-716-7391**	Ben.Wagland@firstcitizens.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Cherry Bekaert, LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Ave.	**Raleigh**	**NC**	**27612**
(Address)	(City)	(State)	(Zip Code)
10/20/2003		**677**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Biliter, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Citizens Investor Services, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER L STENGEL NOTARY PUBLIC WAKE COUNTY, NC

Signature: [signature]

Title:
President

[signature: Jennifer L. Stengel]
Notary Public My commission expires: 08-05-25

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Financial Condition
December 31, 2024

Assets		
Cash, noninterest-bearing	$	21,700,410
Cash, interest-bearing		14,000,000
Commissions receivable		803,485
Deferred tax assets, net		875,277
Income taxes receivable		3,840,364
Prepaid expenses		555,911
Deposit with clearing organization		100,000
Premises and equipment, net		591,592
Total assets	$	42,467,039
Liabilities:		
Accrued personnel cost	$	4,654,234
Due to related parties		857,202
Income tax payable		1,034,470
Other liabilities		27,919
Total liabilities	$	6,573,825
Stockholder's equity:		
Common stock, $1 par value (50,000 shares authorized; 50,000 shares issued and outstanding)	$	50,000
Additional paid-in capital		1,197,292
Retained earnings		34,645,922
Total stockholders' equity		35,893,214
Total liabilities and stockholders' equity	$	42,467,039

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Income
Year Ended December 31, 2024

Revenues:		
Commissions, net	$	77,151,973
Investment advisory fees, net		23,459,138
Other income		2,610,770
Total revenues		103,221,881
Expenses:		
Employee compensation and benefits		58,601,133
Fees paid to related parties		13,514,141
Fees to clearing broker		2,494,561
Occupancy expense		2,103,907
Third party processing		4,885,631
Travel expense		798,063
Professional fees		637,304
Printing and office supplies		177,321
Equipment expense		91,312
Telecommunications		32,816
Other expenses		1,749,725
Total expenses		85,085,914
Income before income taxes		18,135,967
Income taxes		4,912,984
Net income	$	13,222,983

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2023	50,000	$ 50,000	$ 1,197,292	$ 33,422,939	$ 34,670,231
Net income	—	—	—	13,222,983	13,222,983
Cash dividends ($240 per share)	—	—	—	(12,000,000)	(12,000,000)
Balance at December 31, 2024	50,000	$ 50,000	$ 1,197,292	$ 34,645,922	$ 35,893,214

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Statement of Cash Flows
Year Ended December 31, 2024

Operating Activities		
Net income	$	13,222,983
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		79,483
Decrease in commissions receivable		341,706
Increase in prepaid expenses		(46,945)
Change in due to related parties		705,681
Deferred tax benefit		(28,042)
Decrease in accrued personnel cost		(46,758)
Increase in income tax receivable		(3,840,364)
Decrease in income tax payable		(4,020,583)
Increase in other liabilities		(382,011)
Net cash provided by operating activities		5,985,150
Investing Activities		
Purchase of premises and equipment		(242,515)
Net cash used in investing activities		(242,515)
Financing Activities		
Cash dividends paid		(12,000,000)
Net cash used in financing activities		(12,000,000)
Change in cash	$	(6,257,365)
Cash at beginning of year		42,203,978
Cash at end of year	$	35,946,613
Supplemental cash flow information:		
Income taxes paid to Parent	$	12,551,359
Reconciliation of cash and cash equivalents on the Statement of Financial Condition to that presented in the above Statement of Cash Flows:		
Cash, noninterest-bearing	$	21,700,410
Cash, interest-bearing		14,000,000
Cash included in commission receivable		246,203
Total cash and cash equivalents shown in Statement of Cash Flows	$	35,946,613

(1) Organization

First Citizens Investor Services, Inc. ("Investor Services" or "the Company") was organized as a North Carolina corporation, and on January 26, 1994, it became a wholly owned subsidiary of First-Citizens Bank & Trust Company ("the Parent") through the issuance of 50,000 shares of $1 par value common stock. The Parent is a wholly owned subsidiary of First Citizens BancShares, Inc. ("BancShares"), a financial holding company located in Raleigh, North Carolina. The Parent and other subsidiaries of BancShares are collectively referred to as "Related Parties". On January 1, 2016, the Company merged with First Citizens Securities Corporation ("FCSC"), with the Company being the surviving entity.

Investor Services is a registered broker-dealer in securities with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"), a registered investment adviser, and a licensed insurance agency. The Company is an introducing broker-dealer that introduces brokerage accounts to Pershing LLC who handles all the clearing activities. Revenue is earned through commissions and fees earned on transactions with its customers. The majority of Investor Services' customers are located in the southeastern United States.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company also has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073, which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

(2) Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Significant policies used in preparing the Company's financial statements are described in this summary.

(a) Cash and cash equivalents
Cash consists of demand deposits of $21,700,410 held at the Parent, money market funds of $11,000,000 held at the clearing broker, and money market deposits of $3,000,000 held at other financial institutions. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

For purposes of the Statement of Cash Flows, cash and cash equivalents include cash in a brokerage account at the clearing broker of $246,203, which is included in commissions receivable in the Statement of Financial Condition.

(b) Premises and Equipment
Premises and equipment, which consists primarily of software, hardware, and furniture and fixtures, is stated at cost less accumulated depreciation of $1,312,874, resulting in a net balance of $591,592 at December 31, 2024. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, which is generally from three to ten years.

(c)   Income Taxes

The Company is included in the consolidated federal income tax return of BancShares. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from BancShares pursuant to a tax-sharing agreement. Deferred income taxes are recorded for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled.

(d)   Commission and Investment Advisory Fee Revenue

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or services before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of the current market value at the time of sale or purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are provided.

Commissions earned on the sales of annuities and the sales and purchases of securities for customers are recognized when the performance obligation is met, which the Company deems to be the settlement date, which does not differ materially from the trade date. These commissions were $60,756,212 for the year ended December 31, 2024, and are included in commissions in the Statement of Income.

In addition to sales-based commissions, the Company receives certain sales fees, or distribution fees, from annuity carriers and mutual fund companies. These mutual fund fees are paid pursuant to Rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. Fees, such as annuity trail fees and 12b-1 mutual fund distribution fees, are paid on the asset balance and recognized in the period in which they are earned. As the uncertainty is dependent on the asset balances of the mutual fund shares and annuity balances at future points in time as well as the length of time the investor remains in the fund or annuity product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly. These fees were $14,248,687 for the year ended December 31, 2024, and are included in commissions in the Statement of Income. Commission receivable on the Statement of Financial Condition includes $557,282 of accrued revenue due from third-parties related primarily to annuity sales.

The Company also enters into arrangements with insurance companies as an agent and recognizes commissions on premiums received. These commissions were $2,147,074 for the year ended December 31, 2024, and are included in commissions in the Statement of Income. Insurance commissions primarily include sales-based revenue that is recognized at the point of sale.

The Company provides investment advisory services to customers. Investment advisory fees are calculated as a percentage of assets under management. Investment advisory fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period. The performance obligation related to investment advisory fees is met over time as customers are receiving the benefit of the Company's advisory services. Investment advisory fees were $23,459,138 for the year ended December 31, 2024.

(e) *Use of Estimates in Preparation of Financial Statements*
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(f) *Segment Reporting*
As of January 1, 2024, the Company adopted Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU requires disclosure of the title and position of the chief operating decision maker ("CODM") and the significant segment expenses that are regularly provided to the CODM.

The CODM is the Board of Directors of Investor Services as its primary responsibility is to assess the financial performance of the entity and allocate resources to operating segments. Net income is the primary measure of profit or loss and the CODM periodically reviews comparisons to budget to evaluate financial performance. Refer to footnote (10) Segment Reporting for additional details.

(3) Transactions with Related Parties

Expenses discussed in this note are allocated under various methods determined by the Company and Related Parties subject to expense sharing agreements.

Under an agreement with the Parent, Investor Services is charged interest at the prime rate for any outstanding balances Due to Parent. Such interest expense totaled $0 for the year ended December 31, 2024.

The Company pays management fees and an agreed-upon percentage of certain revenues generated by dual registered employees to the Parent. Fees paid to the Parent totaled $14,354,683 for the year ended December 31, 2024, of which $840,542 was subtracted from total commissions revenue on the Statement of Income.

The Company receives fees for administrative services, payroll processing and other support services provided to First Citizens Asset Management, Inc. ("FCAM"), an entity also wholly owned by the Parent, according to an agreed-upon contract ("the Agreement"). Administrative services fees totaled $97,705 for the year ended December 31, 2024, and were included in other income in the Statement of Income. Payroll processing fees totaled $354,216 for the year ended December 31, 2024, and are included as a reduction to Employee compensation and benefits in the Statement of Income. Other support services fees totaled $119,758 for the year ended December 31, 2024, and were included as a reduction to third party processing in the Statement of Income. The Company pays FCAM for investment advisory fees generated by dual registered employees as part of the Agreement, which totaled $756,871 for the year ended December 31, 2024 and was subtracted from total Investment advisory fees on the Statement of Income.

The Company paid occupancy expenses for office space of $2,103,907 to the Parent for the year ended December 31, 2024.

At December 31, 2024, the Company had $21,700,410 in a noninterest-bearing demand deposit account at the Parent. Due to related parties of $857,202 at December 31, 2024 consists primarily of income tax expenses owed to the Parent.

(4) Income Taxes

At December 31, 2024, income tax expense consisted of the following:

		2024
Current tax expense		
Federal	$	3,594,466
State		1,346,560
Total current tax expense		4,941,026
Deferred tax benefit		
Federal		(33,872)
State		5,830
Total deferred tax benefit		(28,042)
Total income tax expense	$	4,912,984

The income tax for the period differed from the amounts computed by applying the Parent's federal income tax rate of 21% to income before income taxes because of the following:

		Amount	Percent
Income tax expense at statutory rate	$	3,808,553	21.00 %
Increase (reduction) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit		1,068,388	5.89 %
Other, net		36,043	0.20 %
Total income tax expense	$	4,912,984	27.09 %

Net deferred tax assets of $875,277 consist primarily of compensation-related temporary differences. No valuation allowance was deemed necessary on any deferred tax assets as management has determined it is more likely than not that future taxable temporary differences and the results of future operations will result in sufficient taxable income to realize the gross deferred tax assets.

Under US GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. There was no liability recorded for unrecognized tax benefits at December 31, 2024. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense. There was no amount recognized during 2024. The Company and the Parent are no longer subject to US federal tax examinations by tax authorities for years before 2021.

9

(5) Employee Benefit Plans

The Parent sponsors a noncontributory, qualified defined benefit pension plan ("the Pension Plan") covering certain full-time employees, including employees of the Company who were hired before April 1, 2007 and who elected to remain in the defined benefit plan. Under the Pension Plan, benefits are based on years of service and average earnings. The Parent evaluates the need for pension plan contributions on a periodic basis based upon numerous factors including, but not limited to, the pension plan funded status, returns on plan assets, discount rates and the current economic environment. The Pension Plan's assets consist of investments in the Parent's common trust funds, which include listed common stocks and fixed income securities, as well as investments in mid-cap and small-cap stocks through unaffiliated money managers. Net periodic pension benefit of $629,525 was allocated to the Company on a pro-rata basis, based on the total pension benefit for BancShares, which was determined by an independent actuary. The allocation policies are determined by the Parent and are subject to change.

Certain employees are also eligible to participate in the Parent-sponsored defined contribution savings plan. At the end of 2007, current employees were given the option to either participate in the defined benefit plan and remain in an existing defined contribution savings plan or to join an enhanced defined contribution savings plan. In addition to the employer match of the employee contributions, the enhanced plan provides a guaranteed, discretionary contribution to plan participants if they remain employed at the end of each calendar year. During the year, the Company contributed a total of $2,758,631 to the defined contribution savings plans. The enhanced defined contribution savings plan is available for employees after completion of thirty-one days of consecutive service.

(6) Net Capital Requirements

Investor Services is a registered broker-dealer in securities with the FINRA. Investor Services is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) ("the Rule"), which requires the Company to maintain minimum net capital levels and ensure the ratio of aggregate indebtedness to net capital, as defined by the Rule, does not exceed 15 to 1.

At December 31, 2024, the Company had net capital, as defined by the rule, of $13,266,691 which was $12,828,436 in excess of its required net capital of $438,255. The Company's aggregate indebtedness to net capital ratio was 0.50 to 1.00.

(7) Fair Value of Financial Instruments

Investor Services' financial instruments include cash, commissions receivable, and due from/to Related Parties. The carrying values of these on-balance sheet financial instruments approximate their fair values. Investor Services has no off-balance sheet financial instruments. Under US GAAP, fair value estimates are ranked on a three-tier scale based on the inputs used in the valuation. Other than cash, which is considered Level 1, the financial instruments of Investor Services are considered Level 2. The following describes each input level:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities.

- Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices observable for the assets or liabilities and market corroborated inputs.

- Level 3 inputs are unobservable inputs for the asset or liability. These unobservable inputs and assumptions reflect the estimates market participants would use in pricing the asset or liability.

(8) Concentrations of Credit Risk

The Company maintains its cash on deposit at the Parent, US Bank NA and Pershing LLC. The balances held at the Parent and US Bank NA are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The balance at Pershing LLC (the Company's third-party clearing broker) is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000, including up to $250,000 for cash. The Company routinely maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2024, the Company held $21,700,410 on deposit with the Parent, of which $21,450,410 exceeded the FDIC insured limit. As of December 31, 2024, the Company held $3,000,000 on deposit with US Bank, of which $2,750,000 exceeded the FDIC insured limit. As of December 31, 2024, the Company held $11,000,000 on deposit with Pershing, the majority of which exceeded the SIPC insured limit.

(9) Contingencies

The Company is involved, at times, in certain litigation and regulatory enforcement matters arising in the normal course of business. In the opinion of management as of December 31, 2024, there is no pending or threatened litigation or regulatory enforcement matters that will have a material effect on the Company's financial position or results of operations.

(10) Segment Reporting

The Company operates as a securities broker-dealer, an investment advisor, and an insurance agency. Each of these components engages in business activities that recognize revenue and incur expenses. However, the CODM only reviews the financial performance of the Company in total, which represents a single reportable segment.

All required disclosures for the single reportable segment are the same as for the Company as a whole and can be found in the Statement of Financial Condition, Statement of Income, and footnote (2) Summary of Significant Accounting and Reporting Policies.

(11) Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through March 15, 2025, which is the date the financial statements were issued, noting no material subsequent events to disclose.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2024

Net capital:		
Total stockholder's equity	$	35,893,214
Less non-allowable assets		
Non-allowable cash		16,045,205
Premises and equipment, net		591,592
Annuity receivable		433,284
Fee receivable		64,890
Income taxes receivable		3,840,364
Deferred tax assets, net		875,277
Prepaid expenses		555,911
Total non-allowable assets		22,406,523
Net capital before haircuts on securities		13,486,691
Haircuts on securities		220,000
Net capital	$	13,266,691
Computation of basis net capital requirements:		
Minimum net capital required (the greater of the minimum dollar net capital requirement of $250,000 or 6-2/3% of aggregate indebtedness)	$	438,255
Excess net capital	$	12,828,436
Aggregate indebtedness	$	6,573,825
Ratio of aggregate indebtedness to net capital		0.50

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Report Form X- 17A-5, Part II-A, dated December 31, 2024, which was filed on January 23, 2025.

See the accompanying report of Independent Registered Public Accounting Firm.

FIRST CITIZENS INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of First-Citizens Bank & Trust Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or
Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, as of December 31, 2024 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) and the Company's other business activities contemplated in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See the accompanying report of Independent Registered Public Accounting Firm.

13


Cherry Bekaert LLP

Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Citizens Investor Services, Inc.
Raleigh, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Investor Services, Inc. (the "Company"), identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the Securities and Exchange Commission ("SEC") Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cherry Bekaert LLP

Rockville, Maryland
March 14, 2025



First Citizens Wealth™

First Citizens Investor Services, Inc.'s Exemption Report

First Citizens Investor Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers".) This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5, (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii) during the period January 1, 2024, to December 31, 2024.

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscriptions way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Citizens Investor Services, Inc.

I, David Biliter, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

December 31, 2024